August 25, 2008

Mail Stop 4561

Mr. Steven C. Jacobs
Chief Financial Officer
Summit Financial Services Group, Inc.
980 North Federal Highway, Suite 310
Boca Raton, FL 33432

>   **Re: Summit Financial Services Group, Inc.**
>   **Form 10KSB for the Year Ended December 31, 2007**
>   **File No. 333-108818**

Dear Mr. Jacobs:

We have reviewed your amended Form 10KSB filed August 15, 2008 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 17, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and <u>reported</u> within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief